# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vestand Inc., CIK 0001898604
CUSIP: 98740Y104
Title of class of securities: Class A common stock, $0.0001 par value
Address of issuer's principal executive offices: 6940 BEACH BLVD, SUITE D-705, BUENA PARK, California (CA), 90621
Date of event which requires filing of this statement: 11/04/2025
Amends the filing with accession number 0001493152-22-026453
Filed by CIK 0001935210
Persons authorized to receive notices and communications: James Chae, 6940 Beach Blvd., Suite D-705, SUITE D-705, Buena Park, California (CA), 90621, 714-694-2400

## Reporting persons
- Chae James (CIK 0001935210): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,699,371; sole dispositive power 0; shared dispositive power 2,699,371; aggregate amount beneficially owned 2,699,371 (18.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value
Name of issuer: Vestand Inc.
Address of issuer's principal executive offices: 6940 BEACH BLVD, SUITE D-705, BUENA PARK, California (CA), 90621
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D originally filed by the Reporting Person on September 30, 2025, as amended (the "Schedule 13D"), and relates to the Class A Common Stock, $0.0001 par value, of Vestand, Inc Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In September 2021, Yoshiharu Holdings was formed by the Reporting Person as an S corporation for the purpose of acquiring all of the equity in each of the 7 restaurant store entities which were previously founded and wholly owned directly by the Reporting Person and all of the intellectual property in the business held by the Reporting Person in exchange for an issuance of 9,450,900 shares to the Reporting Person, which constituted all of the issued and outstanding equity in Yoshiharu Holdings Co. Such transfers were completed in the fourth quarter of 2021.

The Issuer was incorporated on December 9, 2021, in Delaware by the Reporting Person for purposes of effecting an initial public offering of Issuer. On December 9, 2021, the Reporting Person contributed 100% of the equity in Yoshiharu Holdings Co. to the Issuer in exchange for the issuance by the Issuer 2,428,400 shares of Class A common stock and 400,000 shares of Class B common stock, par value $0.0001.

On September 8, 2022, the Reporting Person filed his previous Schedule 13D, which is hereby amended and restated.

Additionally, as reported on his previously filed SEC Form 4, on September 13, 2023, the Reporting Person acquired 50,000 Class A common stock shares at $0.43 per share. As adjusted for the 1-for-10 reverse stock split and 4-for-1 forward stock split since then, the Reporting Person's cost basis for such shares is $1.075 per share.

On March 24, 2025, the Reporting Person acquired a warrant (the "Warrant"), as described in Item 6 hereof, to purchase 280,000 shares of Class A common stock, with an exercise price of $0.01 per share, in exchange for the cancellation of indebtedness of $700,000 owed by the Issuer to the Reporting Person, or $2.50 per share. Subsequent to the 4-for-1 forward stock split effected by the Issuer on July 30, 2025, the Warrant is exercisable into 1,120,000 shares of Issuer's Class A common stock at an exercise price of $0.0025 per share.

The Reporting Person beneficially owns 2,699,371 shares of Issuer's Class A common stock, inclusive of 400,000 shares of Issuer's Class B common stock convertible into an equal number of shares of Class A common stock in accordance with the Certificate of Incorporation of the Issuer. Prior to conversion, each share of Class B common stock is entitled to ten votes per share.

On August 27, 2025, Issuer filed its SEC Form 8-K indicating that it changed its corporate name to Vestand, Inc., effective August 28, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as otherwise described in Item 3, this Item 4 or in Item 6 of this Statement, the Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by his of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of shares of Class A common stock beneficially owned by the Reporting Person are based on 14,524,980 outstanding shares, consisting of 14,124,980 shares of Class A common stock outstanding as disclosed in the Issuer's quarterly report on Form 10-Q filed with the Commission on August 20, 2025 and 400,000 shares of Class B common stock held by the Reporting Person convertible into an equal number of shares of Class A common stock.

As of the date hereof, the Reporting Person beneficially owned 2,699,371 shares of Class A common stock, consisting of 2,573,400 shares of Class A common stock and 400,000 shares of Class A common stock issuable upon conversion of 400,000 shares of Class B common stock held by the Reporting Person.

Percentage: Approximately 18.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 2,699,371

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,699,371

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as reported on Exhibit 1 hereto, the Reporting Person engaged in no transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions Since the Filing of Amendment No. 1 to the Schedule 13D

## Signatures
- Chae James: /s/ James Chae, James Chae (11/07/2025)